

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Mr. Jeffrey K. Berg
President and Chief Executive Officer
Communications Systems, Inc.
10900 Red Circle Drive
Minnetonka, MN 55343

Re: **Communications Systems, Inc.**
                Form 10-K for fiscal year ended December 31, 2009
                Filed March 18, 2010
                Form 10-Q for period ended June 30, 2010
                Filed August 10, 2010
                File No. 001-31588

Dear Mr. Berg:

We have reviewed your response letter dated October 19, 2010 and have the following comment. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response.

Form 10-K for fiscal year ended December 31, 2009

Item 9A (T): Controls and Procedures, page 45

1. We note your response to comments four and five from our letter dated October 1, 2010. Please revise your conclusion to clearly provide Management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2009, including a statement as to whether or not internal control over financial reporting was effective. Additionally, please revise to clearly disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter of 2009 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director